VIA EDGAR

Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

                    RE:    The Gabelli Go Anywhere Trust

                               (File No. 811-23035)

Dear Ms. White:

Thank you for your oral comments on November 6, 2015 regarding Post-Effective Amendment No. 1 (“PEA1”) to the registration statement on Form N-2, File No. 333-202459 (the “Original Registration Statement”), of The Gabelli Go Anywhere Trust (the “Fund”), which the Fund filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), and the Investment Company Act of 1940 (the “1940 Act”), as amended, and the rules and regulations thereunder, on September 22, 2015. We have considered your comments to PEA1 and, on behalf of the Fund, responses to those comments are set forth below.

Since your comments, the Fund has determined to offer its common shares and Series A Preferred Shares through a firm commitment underwriting. Changes in response to your comments will be reflected in a new registration statement on Form N-2 for the offering (the “Revised Registration Statement”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of PEA1.

Alison White

December 21, 2015

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Revised Registration Statement.

Comments and Responses

COVER PAGE

Common Share Tender Offer

1.	Please describe how the Fund will comply with section 18(a)(2) of the 1940 Act in connection with the Fund’s Fifth Anniversary Tender Offer?

The Fund has added disclosure to the Revised Registration Statement addressing how the Fund will comply with section 18(a)(2) of the 1940 Act.

Offering Proceeds Table

2.	In footnote 2 to the offering proceeds table, please include the amount of compensation the Adviser may pay, from its own assets, to certain Dealers in connection with the offering.

As reflected in the Revised Registration Statement, the Fund is now pursuing a firm commitment underwritten offering. This reference has been revised to reflect that the Adviser may pay structuring fees or other sales incentive compensation to certain underwriters participating in the offering and is consistent in substance with market practice for firm commitment underwritten closed-end fund initial public offerings.

3.	Please explain to us why the aggregate organizational and offering expenses have been reduced in footnote 3 to the offering proceeds table.

Because the original offering did not close pursuant to its terms, the Fund will not bear any of the expenses related to the original offering; rather the Adviser or an affiliate of the Adviser has borne or will bear such expenses. The offering expenses reflected in footnote 3 to the offering proceeds table reflect the estimated organizational expenses and the offering expenses to be incurred in connection with the revised offering and firm commitment offering structure, as reflected in the Revised Registration Statement.

Alison White

December 21, 2015

PROSPECTUS

Prospectus Summary – Common Share Tender Offer

4.	Please consider whether the Fund’s disclosure regarding the Fifth Anniversary Tender Offer is responsive to each element set forth in the guidance on issuer repurchases in Guide 2 to Form N-2.

The Fund believes the disclosure in the Revised Registration Statement is appropriately responsive to Guide 2 of Form N-2.1

5.	Please clarify that the Fifth Anniversary Tender Offer will remain open for 20 business days.

The Fund has made the requested clarification.

6.	Please clarify what is meant by a “majority of the common shares and Series A Preferred Shares” as it relates to a vote to remove the provision in the Fund’s Declaration of Trust providing for the Fifth Anniversary Tender Offer or to amend such provision to delay the commencement of the Fifth Anniversary Tender Offer.

The Fund has made the requested clarification.

7.	Please explain to us how the capital structure of the Fund following the Fifth Anniversary Tender Offer will comply with section 18 of the 1940 Act.

See response to Comment 1.

Prospectus Summary – Summary of Series A Preferred Share Terms – Holder Put Option

8.	Please explain to us why the Series A Preferred Shares are not redeemable securities within the meaning of section 2(a)(32) of the 1940 Act in light of the “holder put option.”

A “redeemable security” is defined in section 2(a)(32) of the 1940 Act as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled

[1]	See Investment Company Act Rel. No. 19115 (Nov. 20, 1992); Investment Company Act Rel. No. 19399 (Apr. 7, 1993).

Alison White

December 21, 2015

(whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” The Series A Preferred Shares’ holder put option does not give a holder of Series A Preferred Shares the right to receive approximately his proportionate share of the Fund’s current net assets or the cash equivalent thereof. A holder of Series A Preferred Shares has a right to receive the stated liquidation preference of the Series A Preferred Shares he holds, plus any accumulated and unpaid distributions.

The Fund acknowledges that the staff of the U.S. Securities and Exchange Commission (the “Staff”) has not conclusively concluded that a preferred shareholder’s right to receive a stated liquidation preference is not the equivalent of a right to receive a proportionate share of a fund’s current net assets.2 However, the Fund believes no other answer is possible where, as in the case of the Fund, the Series A Preferred Shares account for only a minority of the assets of the Fund. The only situation in which the Staff has stated that an instrument other than common equity could be a redeemable security is when such instrument represents substantially all of the issuer’s assets.3 In addition, the Fund believes that the Series A Preferred Shares are not “redeemable securities” under section 2(a)(32) of the 1940 Act because the holder put option is subject to substantial restrictions on exercise.

The Staff has stated that it would not consider securities to be “redeemable securities” for purposes of section 2(a)(32) if there are meaningful restrictions on the rights of a holder to redeem.4 The Fund is not aware of any request for Staff guidance on this issue in which a nonput period of more than six months and a frequency of quarterly or less was not acceptable even in the case of common equity.5 The Series A Preferred Shares may be put to the Fund only twice –

[2]	See Eaton Vance Management, SEC Staff No-Action Letter (Jun. 13, 2008).
[3]	See, e.g., Nebraska Higher Education Loan Program, Inc., SEC Staff No-Action Letter (Apr. 3, 1998) (bonds issued by the issuer represented substantially all of the issuer’s asset value and Staff stated that certain of these bonds would be redeemable securities).
[4]	See Eaton Vance Management, SEC Staff No-Action Letter (Jun. 13, 2008); see also Nebraska Higher Education Loan Program, Inc., SEC Staff No-Action Letter (Apr. 3, 1998); California Dentists’ Guild Real Estate Mortgage Fund II, SEC Staff No-Action Letter (Jan. 4, 1990).
[5]	See, e.g., Eaton Vance Management, SEC Staff No-Action Letter (Jun. 13, 2008) (preferred shares are not redeemable securities where the liquidity provider can only put the shares to the fund after a liquidity event has occurred and the liquidity provider has been unable to sell the preferred shares for a period of at least three months); Nebraska Higher Education Loan Program, Inc., SEC Staff No-Action Letter (Apr. 3, 1998) (a bond is not a redeemable security where the liquidity provider must hold the bond for three years prior to redemption; whereas bonds are redeemable securities where the liquidity provider could redeem them after only holding such bonds for two weeks or thirty days and failing to sell such bonds in a remarketing); Citicorp Securities, Inc., SEC Staff No-Action Letter (Aug. 4, 1995) (beneficial interests are not redeemable securities where holders cannot withdraw for the first six months and subsequent withdrawals require 180 days’ prior notice); California Dentists’ Guild Real Estate Mortgage Fund II, SEC Staff No-Action Letter (Jan. 4, 1990) (mortgage fund investments are not redeemable securities where investors cannot withdraw for the first 12 months after the initial investment and subsequent withdrawals at the end of each calendar quarter require at least 90 days’ prior notice); Breen Mortgage Fund, SEC Staff No-Action Letter (Jan. 18, 1988) (limited partnership interests are not redeemable securities where investors cannot withdraw during the first three years and quarterly withdrawals require notice during the prior quarter); Havatampa Corp. , SEC Staff No-Action Letter (Jun. 20, 1977) (common stock is not a redeemable security where the closed-end fund makes an annual repurchase offer).

Alison White

December 21, 2015

once after the Fund has been in operation for three years, and once after the Fund has been in operation for five years. Moreover, holders of Series A Preferred Shares may only submit Series A Preferred Shares to the Fund for purchase during a defined period of time (30 days) prior to each of the dates on which the Fund will purchase Series A Preferred Shares from the holders thereof. Thus, shares submitted outside of the applicable 30-day window for one of the two repurchase dates (each, a “Put Window”) will not be purchased by the Fund, and shares validly submitted during the applicable Put Window will not be purchased by the Fund except on the date designated therefor. Additionally, holders of Series A Preferred Shares seeking to put such shares must follow certain procedures for transmitting such shares for repurchase as will be communicated to such holders in advance of the applicable Put Window. The Fund accordingly believes that the restrictions described above are meaningful and significant restrictions on the rights of a holder of Series A Preferred Shares to put such shares to the Fund and are consistent with the scope of restrictions the Staff has viewed as rendering securities not “redeemable securities” within the meaning of section 2(a)(32) of the 1940 Act.

9.	Please clarify that the Fund will notify the holders of Series A Preferred Shares when they need to submit their repurchase requests to the Fund in connection with the holder put option.

The Fund has made the requested clarification.

Alison White

December 21, 2015

Prospectus Summary – Summary of Series A Preferred Share Terms – Optional Calling of Series A Preferred Shares

10.	Consider replacing the term “calling” in the caption with “redemption.”

The Fund has made the requested change.

11.	Please explain to us why the clause “provided that neither the Fund nor the Trustees shall have any liability for failing to so redeem the Series A Preferred Shares” was added to this disclosure and explain to us its meaning in the context where redemption is necessary in the judgment of the Board to maintain the Fund’s status as a RIC under the Code.

This clause, which is included in the Statement of Preferences, simply clarifies that any such redemptions will only be made in the Board’s business judgment and that the Board’s business judgment may dictate that it is in the best interest of the Fund and its shareholders not to maintain the Fund’s status as a RIC under the Code in light of the circumstances existing at the time such decision is made. For example, it might be preferable for a fund with substantial net capital loss carryforwards to operate as a taxable corporation for a period of time. Thus, this clause clarifies that the Board’s failure to optionally redeem the Series A Preferred Shares in the circumstances described in and of itself will not give rise to liability on the part of the Fund or the Trustees absent bad faith, willful misfeasance, gross negligence or reckless disregard of duties, as set forth in Section 4.1 of the Fund’s Declaration of Trust.

Prospectus Summary – Market Price of Shares

12.	Please repeat the phrase “shares are designed primarily for long-term investors, and you should not purchase shares of the Fund if you intend to sell them shortly after purchase” under the paragraph for the Series A Preferred Shares.

The Fund has made the requested change.

Alison White

December 21, 2015

Prospectus Summary – Offering Risk

13.	In the fourth paragraph, add “or” to the following sentence, “The sale of the specified minimum, while necessary to create a viable investment company and meet the listing standards of the NYSE or the NYSE MKT, is not designed as a protection to investors or to indicate that their investment decision is shared by other unaffiliated investors.”

The Fund has made the requested change.

Prospectus Summary – Tender Offer Risk

14.	In the first paragraph, the disclosure provides that “The Fund’s tender offers will be subject to certain conditions under the Securities Exchange Act of 1934 and the 1940 Act.” Please clarify the material conditions applicable to issuer tender offers under the Securities Exchange Act of 1934 (the “Exchange Act”) and the 1940 Act that would apply to the Fifth Anniversary Tender Offer.

The Fund has made the requested change.

15.	Please explain to us why the Fund would need to sell portfolio securities at inopportune times to maintain sufficient asset coverage for the Series A Preferred Shares.

As reflected in the disclosure under “Tender Offer Risk,” the Fund may need to raise cash to redeem preferred shares in order to maintain asset coverage for such preferred shares. Because the timing of the Fifth Anniversary Tender Offer is mandated by the Fund’s Declaration of Trust, in order to satisfy the paramount requirements of the Declaration of Trust sales of portfolio securities may occur at times other than when independent investment considerations might dictate.

16.	Please confirm that the disclosure contained in paragraph three is consistent with the provisions for liquidation in the Fund’s Declaration of Trust.

The Fund believes that the referenced disclosure is consistent with the provisions for liquidation in the Fund’s Declaration of Trust.

Alison White

December 21, 2015

Summary of Fund Expenses

17.	Please explain to us why “Other Expenses” are 0.18% less than in the Fund’s definitive prospectus filed on June 11, 2015.

The Fund will provide a revised estimate of “Other Expenses” in a pre-effective amendment to the Revised Registration Statement.

Description of Common Shares / Description of Series A Preferred Shares

18.	Please remove the italicized language preceding these sections.

The Fund has made the requested change.

Description of Series A Preferred Shares – Voting Rights

19.	Please confirm that all material voting rights of the Series A Preferred Shares are included in this disclosure and please clarify any element of this disclosure that might suggest otherwise.

The Fund has clarified the disclosure to the Revised Registration Statement consistent with this comment.

EXHIBITS

20.	Please file a revised legal opinion pursuant to Item 25 of Form N-2 that references counsel’s review of PEA1.

The requested opinion will be filed on a later date as an exhibit to a pre-effective amendment to the Revised Registration Statement.

PART C

21.	Please include in Item 30 to Form N-2 the undertaking related to indemnification required by Rule 484 of the Securities Act.

The Fund has made the requested change.

Alison White

December 21, 2015

SIGNATURE PAGE

22.	Please confirm that all parties required by section 6(a) of the Securities Act to sign the Revised Registration Statement have signed the Revised Registration Statement.

The Fund confirms that all parties required by section 6(a) of the Securities Act to sign the Revised Registration Statement have signed the Revised Registration Statement. Each Trustee’s signature has been affixed pursuant to a power of attorney; Agnes Mullady has signed as the Fund’s president; and Joseph H. Egan has signed as the Fund’s treasurer. The president is the principal executive officer of the Fund. The treasurer is the principal financial officer and the principal accounting officer of the Fund, and the treasurer’s status as such is additionally reflected in section 3.7 of the Fund’s By-Laws.

* * * * * * *

Alison White

December 21, 2015

The Fund further notes the following:

1.	No securities were sold pursuant to the Original Registration Statement.

2.	All monies received in the offering made pursuant to the Original Registration Statement have been refunded to the original purchasers in their entirety without any deductions for commissions or other costs or expenses.

3.	All of the securities registered pursuant to the Original Registration Statement remain unsold and will be carried forward to the Revised Registration Statement.

4.	The underwriters for the Fund’s securities will obtain a statement of “no objections” to the underwriting terms and arrangements from the Financial Industry Regulatory Authority, Inc. prior to seeking effectiveness of the Revised Registration Statement.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836, Rick Prins at (212) 735-2790 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon